SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


NAME OF ISSUER:  Star Buffet, Inc.

TITLE OF CLASS OF SECURITIES:   Common Stock

CUSIP NUMBER:  855086104000

NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
RECEIVE NOTICES AND COMMUNICATIONS:

     Paul O. Koether
     Asset Value Management, Inc.
     376 Main Street
     P.O. Box 74
     Bedminster, New Jersey 07921                 (908) 234-1881

DATE OF EVENT WHICH REQUIRES FILING:   DECEMBER 11, 2003


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following: ________

     Check the following if a fee is being paid with the statement: (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

     Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)

CUSIP NO.:   855086-10-4000


1.       NAME OF REPORTING PERSON:   Asset Value Fund Limited Partnership

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
         (a)     (b) XX

3.       [SEC USE ONLY]

4.       SOURCE OF FUNDS:  WC

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e):   YES          NO   XX

6.       CITIZENSHIP OR PLACE OF ORGANIZATION:   New Jersey

7.       SOLE VOTING POWER:   136,000

8.       SHARED VOTING POWER:      0

9.       SOLE DISPOSITIVE POWER:       136,000

10.      SHARED DISPOSITIVE POWER:          0

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON:   136,000

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES:   YES           NO   XX

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):   4.61%

14.      TYPE OF REPORTING PERSON:   PN

Item 1.  SECURITY AND ISSUER.

     This final Amendment relates to the Schedule 13D filed on April 5, 2001 in connection with the ownership by Asset Value Fund Limited Partnership ("Asset Value") of the common stock, $.001 par value per share ("Shares") of Star Buffet, Inc., a Delaware corporation (the "Company" or "Star Buffet"). The capitalized terms used in the Amendment, unless otherwise defined, shall have the same meaning as in the original Schedule 13D.


Item 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Item 3 is hereby amended by the addition of the following:

     Since the date of the last filing, Asset Value has sold 34,000 Shares for aggregate sales proceeds of $135,503.42, net of brokerage commissions.

Item 5. INTEREST IN  SECURITIES  OF THE ISSUER.

     Item 5 is hereby amended by the addition of the following:

     (a) As of the close of business on December 11, 2003, Asset Value owned an aggregate of 136,000 Shares, or approximately 4.61%.

     (b) Asset Value has sole power to vote and dispose of 136,000 Shares or approximately 4.61%.

     (c) On December 11, 2003 Asset Value ceased being the beneifical owner of Shares representing more than 5 percent of Star Buffet Shares outstanding.

Item 7. MATERIAL TO BE FILED AS EXHIBITS.


     Exhibit C - Transactions in Shares for the past 60 days not previously reported.

                                    SIGNATURE
                                    ---------


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: December 12, 2003


                                   ASSET VALUE FUND LIMITED PARTNERSHIP

                                   By:  Asset Value Management, Inc.
                                        General Partner


                                   By: /s/ Paul O. Koether
                                      ----------------------------
                                      Paul O. Koether
                                      Chairman

                                    EXHIBIT C

                   Transactions in Shares for the Past 60 Days



                                NUMBER OF                        PRICE
  DATE                         SHARES SOLD                     PER SHARE *
--------                --------------------------         ------------------
10/13/03                          4,800                           3.74
10/31/03                          1,300                           4.13
11/04/03                            500                           4.11
11/11/03                          1,100                           4.20
11/13/03                          3,500                           4.13
11/14/03                          2,900                           4.13
11/17/03                            200                           4.23
11/28/03                            100                           4.19
12/08/03                            900                           4.02
12/09/03                            100                           4.19
12/10/03                            800                           4.05
12/11/03                         17,800                           4.00




*Exclusive of brokerage commission, if any.